Filed Pursuant to Rule 433
Registration Statement No. 333-282565

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER (CAPPED NOTES)

Capped Notes with Absolute Return Buffer Linked to the Common Stock of NVIDIA Corporation

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Notes Return at Maturity
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit

Hypothetical Total Rate of Return on the Notes

-100.00%

$1.00

-90.00%

-75.00%

$3.50

-65.00%

-50.00%

$6.00

-40.00%

-40.00%

$7.00

-30.00%

-30.00%

$8.00

-20.00%

-20.00%

$9.00

-10.00%

-10.00%(1)

$11.00

10.00%

-5.00%

$10.50

5.00%

0.00%

$10.00

0.00%

10.00%

$11.00

10.00%

20.00%

$12.00

20.00%

30.00%

$13.00(2)

30.00%

40.00%

$13.00

30.00%

50.00%

$13.00

30.00%

(1)This hypothetical percentage change corresponds to the Threshold Value.

(2)Any positive return based on the appreciation of the Market Measure cannot exceed the hypothetical Capped Value.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately fourteen months
Market Measure	Common Stock of NVIDIA Corporation (Nasdaq symbol: “NVDA”)
Payout Profile at Maturity

●1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

●A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5%, you will receive a positive return of +5%)

●1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Capped Value	[$12.80 to $13.20] per unit, a [28.00% to 32.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	90.00% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988225054918/bns_424b2-30421.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your potential for a positive return based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Market Measure. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 90.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Market Measure would allow you to receive the full benefit of any decrease in the level of the Market Measure.

●Your investment return based on any increase in the level of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the issuer of the Market Measure.

●The issuer, MLPF&S, BofAS and their respective affiliates do not control the Market Measure and are not responsible for any disclosure made by the Market Measure. The Market Measure will have no obligation relating to the notes.

●The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.